Exhibit 12

LEGG MASON, INC. AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(Dollars in thousands)

	Six Months
	Ended		Years Ended March 31,
	September, 2004	2004	2003	2002	2001	2000

Earnings from continuing operations
before income tax provision	$ 287,381	$ 472,309	$ 306,856	$ 251,143	$ 261,269	$ 250,391
Fixed Charges:
Interest Expense	33,541	63,155	85,997	125,342	173,359	131,534
Portion of rental expense
representative of interest factor*	10,777	21,554	21,760	22,688	21,696	16,605

Earnings available for fixed charges	$ 331,699	$ 557,018	$ 414,613	$ 399,173	$ 456,324	$ 398,530

Fixed Charges:
Interest Expense	$ 33,541	$ 63,155	$ 85,997	$ 125,342	$ 173,359	$ 131,534
Portion of rental expense
representative of interest factor*	10,777	21,554	21,760	22,688	21,696	16,605

Total Fixed Charges	$ 44,318	$ 84,709	$ 107,757	$ 148,030	$ 195,055	$ 148,139

Consolidated ratio of earnings
to fixed charges	7.5	6.6	3.8	2.7	2.3	2.7

* The portion of rental expense representative of interest factor is calculated as one third of the total of Rent, Marketing Data Services, Maintenance, DP Service Bureau and Equipment Rental expenses.